UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

   For the month of October, 2006

   Commission File Number 000-22286

                       Taro Pharmaceutical Industries Ltd.
                 (Translation of registrant's name into English)

                   14 Hakitor Street, Haifa Bay 26110, Israel
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  |X|    Form 40-F  |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  |_|    No  |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

                  Taro Receives Investigation Report

  Company Also Announces Appointment of Interim Chief Administrative
                       and Restructuring Officer


    HAWTHORNE, N.Y.--(BUSINESS WIRE)--Oct. 30, 2006--Taro Pharmaceutical Industries Ltd. ("Taro," the "Company," NASDAQ: TARO) today announced that Jenner & Block LLP, the independent law firm retained by the Company's Audit Committee to investigate facts related to the Company's previously announced decision to restate financial results for the years 2003 and 2004, has presented its report to the Company's Board of Directors.

    In its report, Jenner & Block advised that, based on its investigation, it did not find in the Company's 2003 and 2004 financial statements an intentional misstatement of reserves relating to sales to wholesale customers. However, Jenner & Block further reported that it found that a member of the Company's senior financial management caused the Company to make misleading statements in correspondence to members of the staff of the U.S. Securities and Exchange Commission ("SEC") and that such individual and another member of the Company's financial management also made misrepresentations to employees of Ernst & Young, the

    Company's independent auditor. No other Company personnel were found to have engaged in such conduct. Jenner & Block also found that the Audit Committee had adequately investigated certain matters that the Company's independent auditor had brought to its attention in connection with its work on the audit of the Company's 2005 financial statements.

    After Jenner & Block delivered its report, Kevin P. Connelly, the Company's Senior Vice President and Chief Financial Officer, as well as another member of financial management employed by Taro Pharmaceuticals U.S.A., Inc., located in New York, resigned from their positions, effective immediately. Both individuals advised the Board that they vigorously disagreed with the Jenner & Block findings with respect to their actions. The Company will immediately initiate a search for a new chief financial officer.

    The Company has provided a report on the results of the investigation to the Nasdaq Listing Qualifications Panel in connection with the Company's request for continued listing of its ordinary shares on The Nasdaq Global Select Market. As previously announced, subject to the Panel's review of the report, a further extension, to November 17, 2006, was granted for Taro to file its Annual Report on Form 20-F for the year ended December 31, 2005 with the SEC. If these conditions and other relevant listing requirements are met, the Company's ordinary shares will maintain their current listing.

    The Company understands that Ernst & Young will need to review the results of Jenner & Block's investigation before the 2005 audit can be completed and the Company will be in a position to file its 2005 Annual Report on Form 20-F with the SEC. The Company expects to work with Ernst & Young to review the results of the independent investigation and to complete the 2005 audit. However, the Company cautioned that there was no assurance that it would be able to file its 2005 Form 20-F by November 17, 2006 and retain its Nasdaq listing. If delisted from The Nasdaq Global Select Market, the Company stated that it planned to re-apply for listing following the filing of the 2005 Form 20-F.

    The Company also announced that it is undertaking certain restructuring initiatives to address liquidity needs and identify cost reduction and debt refinancing and restructuring opportunities. The Company has appointed Rebecca A. Roof, a Managing Director at AlixPartners LLP, as interim Chief Administrative and Restructuring Officer to oversee this process. As part of these initiatives, the Company has recently reduced annual personnel costs by approximately $10 million. AlixPartners is a global performance improvement, corporate turnaround, and financial advisory services firm.

    The Company is current on its debt service payments to its banks and bondholders, but remains out of compliance with respect to certain reporting requirements to its banks because it has not timely filed financial statements. The Company has commenced discussions with its lenders in connection with obtaining the appropriate waivers from its banks.

    Barrie Levitt, M.D., Chairman of the Board of Directors, said that Board members were surprised and saddened at the findings of the independent counsel. "Nevertheless," he stated, "we are committed to moving forward and putting these unfortunate matters behind us. We are pleased to have added Rebecca Roof to Taro's senior management team as interim Chief Administrative and Restructuring Officer. Her experience will be important as we seek to devote our full resources to running our business and serving our customers. She has the full support and confidence of our management team."

    The Company also announced that it has scheduled its Annual
General Meeting of Shareholders for December 6, 2006.

    Taro is a multinational, science-based pharmaceutical company dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products. For more information on Taro, please visit www.taro.com.

    SAFE HARBOR STATEMENT

    Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements that do not describe historical facts, and statements that include the word "will," "intend," "expects," or similar language; and statements concerning the continued listing of the Company's securities on The Nasdaq Global Select Market, the report of the independent investigation and any consequences therefrom, changes in the Company's costs or financial structure, the completion of the 2005 audit and the filing of Taro's Annual Report on Form 20-F for 2005, interim 2006 financial statements, and the scheduling of the Annual General Meeting of Shareholders. Although the Company believes that such statements are based on reasonable assumptions and reliable sources, it has no assurance thereof. Factors that could cause actual results to differ include, but are not limited to, actions by Nasdaq staff, actions related to the report of the independent investigation, the ability of the Company to finalize its 2005 audit, the ability of the Company to further control costs or refinance its capital structure, actions by the Company's lenders and debt holders, general economic conditions, industry and market conditions, regulatory actions and legislative actions in the countries in which Taro operates, and other risks detailed from time to time in the Company's SEC reports, including its Annual Reports on Form 20-F. Forward-looking statements speak only as of the date on which they are made. The Company undertakes no obligations to update, change or revise any forward-looking statement, whether as a result of new information, additional or subsequent developments or otherwise.


    CONTACT: Taro Pharmaceutical Industries Ltd.
             Vice President, Corporate Affairs
             Daniel Saks, 914-345-9000 ext. 6208
             or
             Interim Chief Administrative and Restructuring Officer Rebecca A. Roof, 914-345-9000 ext. 6355

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 9, 2006

                                             TARO PHARMACEUTICAL INDUSTRIES LTD.

                                             By: /s/Avraham Yacobi
                                                 -------------------------------
                                                 Name:  Avraham Yacobi
                                                 Title: Senior Vice President,
                                                        Research and Development